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SEC 18006200

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PUBLIC COPY

SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Match-Point Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Ave, 11th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Miller 917-620-6006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Co
(Name – *if individual, state last, first, middle name*)

505 N. Mur-Len Road (Address) Olathe (City) KS (State) 66062 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael Mangieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Match-Point Securities, LLC, as of February 28, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

DEBORAH LEE GLUZBAND
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GL6299680
Qualified in Nassau County
Commission Expires Mar. 24, 2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Match-Point Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Match-Point Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Match-Point Securities, LLC as of December 31, 2017, for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Match-Point Securities, LLC's management. Our responsibility is to express an opinion on Match-Point Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Match-Point Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Match-Point Securities, LLC's auditor since 2017.

Olathe, Kansas

February 28, 2018

MATCH-POINT SECURITIES, LLC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2017

Assets		
Cash	$	118,708
Due from Clearing Broker		101,136
Other Assets		12,719
Total Assets	**$**	**232,563**
Liabilities		
Accounts Payable and Accrued Expenses	$	17,994
Total Liabilities	**$**	**17,994**
Members' Equity	**$**	**214,569**
Total Liabilities and Members' Equity	**$**	**232,563**

The accompanying notes are an integral part of these financial statements.

MATCH-POINT, LLC.

Notes to Financial Statements

December 31, 2017

1. Organization and Business

Match-Point Securities, LLC (the "company) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Bats EDGX Exchange, the Municipal Securities Rulemaking Board ("MRSB"), and the Securities Investor Protection Corporation ("SIPC"). The Company is registered with three state jurisdictions.

The Company's principal nosiness activities are executing equity and municipal securities on behalf of customers as an introducing broker. The Company has entered into a clearing agreement with another broker/dealer (the "Clearing Broker") which provides for all securities transactions to be cleared on a fully disclosed basis.

The Company was organized as a Limited Liability Company under the laws of the State of New York on September 29, 2014. The Company purchased the license of an existing broker/dealer, and was approved by FINRA to conduct business on May 26, 2015.

2. Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – For purposes of the Statement of Cash Flows, the Company considers all debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

Securities Owned – Securities transactions and the related revenue and expenses are recorded on the trade date basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Revenue Recognition – Commissions, including riskless principal transactions, and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Summary of Significant Accounting Policies (continued)

Fair Value

Fair Value Hierarchy:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC 820, are used to measure fair value.

The Fair Value Hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (adjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value fall into different levels of the Fair Value Hierarchy. In such cases, for disclosure purposes, the level in the Fair Value Hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements:

On December 31, 2017, the Company held no assets subject to Fair Value Measurement Standards under FASB ASC 820.

MATCH-POINT SECURITIES, LLC.

Notes to Financial Statements

Summary of Accounting Policies (continued)

Income Taxes – The Company is a Limited Liability Company taxed as a partnership, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT") on non-exempt income.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual interest or penalties on the Company's balance sheets at December 31, 2017 and has not recognized interest and/or penalties in the statement of operations for the year ended December 31, 2017.

For the year ended December 31, 2017, management has determined that there are no material uncertain tax positions.

The Company's federal and state income tax returns for 2015 through 2017 are open to review for the Internal Revenue Service and New York State Department of Taxation and Finance.

3. Due from Clearing Broker

The clearing and depository operations for customers and its proprietary securities transactions are not provided by the Clearing Broker pursuant to a clearing agreement. At December 31, 2017, the amount due from the Clearing Broker represents a cash deposit of $100,230 maintained at the Clearing Broker and $906 of commission revenues earned as an introducing broker for the transactions of its customers, net of clearing expenses.

4. Concentrations

The company maintains cash balances at financial institutions of subject to Federal Deposit Insurance Corporation ("FDIC") regulations. During 2017, cash balances did not exceed the FDIC insurance limit of $250,000.

The Company's clearing broker accounted for 90% of the Company's receivables at December 31, 2017. The Company does not expect to incur any losses regarding concentration.

5. Related Party Transactions

The Company is under common control with another broker/dealer. The Company has an expense-sharing agreement, which commenced in June 2016, with the other broker/dealer for which it owes the other broker/dealer $350 per month of administrative expenses. For the year ended December 31, 2017, expenses incurred by the Company under this arrangement totaled $4,200 and are included in Other Expenses on the Statement of Operations, and a cumulative total owed December 31, 2017 to the other broker/dealer of $6,300, which is included in Accounts Payable and Accrual Expenses on the Statement of Financial Condition.

Included in Other Assets is a receivable from a former registered representative of the Company for $6182. This was the result of his cumulative allocated expenses in 2017 exceeding his commission payouts.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 1, 2017, the Company had net capital, as defined, of $201,500, which was $101,500 in excess of its required minimum net capital of $100,000 and the Company's ratio aggregate indebtedness to net capital was .0893 to 1.

7. Off-Balance Sheet Risk

Pursuant to a clearing agreement, the Company introduces all its securities transactions to a Clearing Broker on a fully-disclosed basis. All the customer's and proprietary money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customer's accounts.

In the normal course of business, the Company's trading activities involve the execution settlement, and financing of various customer and proprietary securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or contra-broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

MATCH-POINT SECURITIES, LLC.

Notes to Financial Statements

Off-Balance Sheet Risk (continued)

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, all or part of the Company's receivable from that clearing broker would be subject to failure.

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses and other assets, accounts payable and accrued expenses, trading payouts and salaries payable and payable to clearing broker and the broker/dealers are carried at amounts that approximate fair value due to the short-term nature of the instruments.

8. Subsequent Events

Management has evaluated subsequent events through February 28, the date on which the financial statements were available to be issued. The Company has filed with FINRA a broker-dealer withdrawal ("BDW") as of February 5, 2018.There were no other subsequent events that require disclosure or adjustment in the financial statements.